245 Summer Street	Fidelity® Investments
Boston, MA 02210

July 13, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Rutland Square Trust II (the trust): File Nos. 333-139427 and 811-21991

Strategic Advisers Fidelity Emerging Markets Fund (the fund)

Post-Effective Amendment No. 71

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended (33 Act), transmitted herewith on behalf of the trust is Post-Effective Amendment No. 71 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Strategic Advisers Fidelity Emerging Markets Fund as new series of the trust.

This filing contains the Prospectus and Statement of Additional Information for the fund referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of September 28, 2018. We request your comments by August 13, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/ Renee Cummings
Renee Cummings
Legal Product Group